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                           December 11, 2020

       Sijmen de Vries, M.D. MBA
       Chief Executive Officer
       Pharming Group N.V.
       Darwinweg 24
       2333 CR Leiden
       The Netherlands

                                                        Re: Pharming Group N.V.
                                                            Registration
Statement on Form F-1
                                                            Filed November 25,
2020
                                                            File No. 333-250984

       Dear Dr. de Vries:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form F-1 filed November 25, 2020

       Risk Factors
       Risks Related to Our Business, page 12

   1. We note your response to prior comment 6 and updated disclosure regarding your grant of an exclusive license to
China Shanghai Institute of Pharmaceutical Industry (CSIPI) to
                                                        commercialize RUCONEST
 in China. Please revise your disclosure to clarify whether
                                                        you are eligible to
receive any additional revenue if CSIPI does
                                                        commercialize RUCONEST
 in China.
 Sijmen de Vries, M.D. MBA
FirstName LastNameSijmen   de Vries, M.D. MBA
Pharming Group   N.V.
Comapany11,
December  NamePharming
              2020        Group N.V.
December
Page 2    11, 2020 Page 2
FirstName LastName
Material Agreements, page 80

2.       We note your response to prior comment 16 and re-issue.
         It appears that a reacquisition of commercialization rights for a territory that includes a substantial majority of your revenue (we note the disclosure on page 59 indicates that the
         U.S. accounted for    129.3M of your    134.7M in revenue for the 9
months ended
         9/30/2020) is both (i) an agreement made outside of the ordinary course of your business and (ii) material to your business on which you appear to be substantially reliant. We further note that the future milestone payment means that part of the contract will be performed after the filing of your registration statement. Accordingly, please file the contract as exhibit to your registration statement and include a discussion of the material terms in your filing.
Leniolisib for the treatment of Activated Phosphoinositide 3-kinase Delta Syndrome, page 81

3. We note your response to prior comment 13 and re-issue in part. Your disclosure on page
         73 states that you intend to enroll 30 patients with ADPS in your Phase 2/3 trial, but you state on page 81 that the study is designed to enroll 36 patients with ADPS in two parts.
         Please reconcile your disclosure. We further note that you continue to claim that leniolisib has proven to be safe. Safety is a determination that is solely within the authority of the
         FDA and foreign regulators. Please remove this statement. You may state that your product candidate has been well-tolerated, if true.

         Please also update your description of the clinical trial at the bottom of page 81 to include the following information:
             The phase of the clinical trial (1, 2 or 3).
             Whether any AEs or SAEs occurred that were linked to treatment and the nature and number of these AEs/SAEs.
             Whether the trial achieved its primary and secondary endpoints.

         Finally, please also update your description of the clinical trial at the bottom of page 81 to remove your statement that the trial supports the inhibition of PI3Kd as a "promising" new therapy in ADPS and other diseases. If your trial was a Phase 1 clinical trial, please balance your disclosure by clarifying that Phase 1 trials are primarily designed to evaluate safety, rather than efficacy, or explain to us why this statement would be incorrect.
Description of Share Capital and Articles of Association
Stock Exchange Listing, page 129

4. We note your response to prior comment 18. For the avoidance of doubt, please confirm, if true, that you do not intend to rely on Nasdaq's listing provisions for direct listings in connection with this offering.
 Sijmen de Vries, M.D. MBA
FirstName LastNameSijmen   de Vries, M.D. MBA
Pharming Group   N.V.
Comapany11,
December  NamePharming
              2020        Group N.V.
December
Page 3    11, 2020 Page 3
FirstName LastName
Description of American Depositary Shares
Governing Law, page 142

5. We note your response to prior comment 19 and updated disclosure and reissue in part.
         Please also provide risk factor disclosure of the risks related to the provision that ADS holders irrevocably agree that any legal suit, action or proceeding against or involving the depositary brought by ADR holders or beneficial owners, arising out of or based upon the deposit agreement, the ADSs, the ADRs or the transactions contemplated thereby, may only be instituted in a state or federal court in New York, New York. Jury Trial Waiver, page 142

6. We note your response to prior comment 20 and updated disclosure and reissue in part.
         Please update your risk factor to discuss the potential for increased costs for ADS holders to bring a claim and whether the provisions applies to purchasers in secondary transactions. Please also update your disclosure to state whether this provision would apply if an ADS holder were to withdraw the ordinary shares underlying their ADSs.
Exhibits

7. Please file the consent of each director nominee as an exhibit to your registration statement. See Rule 438 of Regulation C under the Securities Act. To the extent that any of the nominees have become directors of the company by the time that you amend your registration statement, please update your disclosure accordingly.
8. The Exhibit 5.1 opinion should not assume conclusions of law, the material facts underlying the opinion or any readily ascertainable facts. Please file a revised Exhibit 5.1 opinion that does not include the assumptions set forth in paragraphs
(b), (c), (d), (e), (f),
         (g), (h), (i) and (j). For guidance, please refer to Section II.B.3.a of Staff Legal Bulletin
         No. 19.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Sijmen de Vries, M.D. MBA
Pharming Group N.V.
December 11, 2020
Page 4

       You may contact Ameen Hamady at 202-551-3891 or Brian Cascio at 202-551-3676 if
you have questions regarding comments on the financial statements and related matters. Please contact Alan Campbell at 202-551-4224 or Mary Beth Breslin at 202-551-3625 with any other questions.



                                                          Sincerely,
FirstName LastNameSijmen de Vries, M.D. MBA
                                                          Division of
Corporation Finance
Comapany NamePharming Group N.V.
                                                          Office of Life
Sciences
December 11, 2020 Page 4
cc:       Eric Blanchard
FirstName LastName